Exhibit 4.1

DESCRIPTION OF SHARES OF COTWO ADVISORS PHYSICAL EUROPEAN CARBON ALLOWANCE TRUST

COtwo Advisors Physical European Carbon Allowance Trust (the “Trust”) is authorized under the Trust’s Amended and Restated Declaration of Trust and Trust Agreement (the “Trust Agreement”) to create and issue an unlimited number of shares of the Trust (the “Shares”). The Trust will create Shares in blocks of 50,000 Shares (“Baskets”) only upon the order of certain registered broker-dealers who have entered into a contract with COtwo Advisors LLC (the “Sponsor”) and State Street Bank and Trust Company (the “Transfer Agent”) (such broker-dealers, the “Authorized Participants”). The Shares represent units of fractional undivided beneficial interest in the net assets of the Trust and have no par value. The Shares of the Trust are listed for trading on NYSE Arca, Inc. (the “Exchange”) under the symbol “CTWO.” The Trust’s Shares may be bought and sold on the Exchange like any other exchange-listed security.

Cash and Other Distributions

If the Trust is terminated and liquidated, the Sponsor will distribute to the shareholders any amounts remaining after the satisfaction of all outstanding liabilities of the Trust and the establishment of such reserves for applicable taxes, other governmental charges and contingent or future liabilities as the Sponsor shall determine. Shareholders of record on the record date fixed by the Sponsor (or one of its delegates) for a distribution will be entitled to receive their pro rata portion of any distribution.

If the Sponsor determines that there is more cash being held in the Trust than is reasonably expected to be needed to pay the Trust’s expenses in the near future or to be used for acquiring odd lots of European Union Carbon Emission Allowances for stationary installations (“EUAs”) in connection with creation transactions, the Sponsor will use such cash in excess of a set threshold to acquire additional EUAs. The Trust has no obligation to make periodic distributions to shareholders.

Registered holders of Shares will receive these distributions in proportion to the number of Shares owned. Before making a distribution, State Street Bank and Trust Company (the “Administrator”) will deduct any applicable withholding taxes and any fees and expenses of the Trust that have not been paid. It will distribute only whole U.S. dollars and cents and will round fractional cents down to the nearest whole cent. Neither the Sponsor nor the Administrator will be responsible if the Sponsor determines that it is unlawful or impractical to make a distribution available to registered holders.

Description of Limited Rights

The Shares do not represent a traditional investment and should not be viewed as similar to “shares” of a corporation operating a business enterprise with management and a board of directors. A shareholder will not have the statutory rights normally associated with the ownership of shares of a corporation; however, the Delaware Statutory Trust Act (the “DSTA”) does provide shareholders the right to bring “oppression” or “derivative” actions. All of the Shares are of the same class with equal rights and privileges. Each of the Shares is transferable, is fully paid and nonassessable and entitles the holder to vote on the limited matters upon which shareholders may vote under the Trust Agreement. The Shares do not entitle their holders to any conversion or pre-emptive rights or, except as provided below, any redemption rights or rights to distributions.

Voting Rights

Under the Trust Agreement, shareholders have no voting rights except as the Sponsor may consider desirable and so authorize in its sole discretion.

Book-Entry Form

Individual certificates will not be issued for the Shares. Instead, one or more global certificate will be deposited by Transfer Agent with the Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee for DTC. The global certificates will evidence all of the Shares outstanding at any time. Shareholders are limited to: (1) participants in DTC such as banks, brokers, dealers and trust companies (“DTC Participants”); (2) those who maintain, either directly or indirectly, a custodial relationship with a DTC Participant (“Indirect Participants”); and (3) those banks, brokers, dealers, trust companies and others who hold interests in the Shares through DTC Participants or Indirect Participants. The Shares are only transferable through the book-entry system of DTC. Shareholders who are not DTC Participants may transfer their Shares through DTC by instructing the DTC Participant holding their Shares (or by instructing the Indirect Participant or other entity through which their Shares are held) to transfer the Shares. Transfers are made in accordance with standard securities industry practice.

DTC may decide to discontinue providing its service with respect to Baskets and/or the Shares by giving notice to the Transfer Agent and the Sponsor. Under such circumstances, the Sponsor will find a replacement for DTC to perform its functions at a comparable cost or, if a replacement is unavailable, the Sponsor will terminate the Trust.

The rights of the shareholders generally must be exercised by DTC Participants acting on their behalf in accordance with the rules and procedures of DTC. Because the Shares can only be held in book-entry form through DTC and DTC Participants, shareholders must rely on DTC, DTC Participants and any other financial intermediary through which they hold the Shares to receive the benefits and exercise the rights described in this section. Shareholders should consult with their broker or financial institution to find out about procedures and requirements for securities held in book-entry form through DTC.

Share Splits

If the Sponsor believes that the per share price in the secondary market for Shares has fallen outside a desirable trading price range, the Sponsor may declare a split or a reverse split in the number of Shares outstanding and make a corresponding change in the number of Shares constituting a Basket.

Creation and Redemption of Shares

The Trust creates and redeems Shares from time to time, but only in one or more Baskets. The creation and redemption of Baskets is only made in exchange for delivery to the Trust or the distribution by the Trust of the amount of EUAs, or the amount of cash sufficient to purchase the amount of EUAs, represented by the Baskets being created or redeemed, the amount of which is equal to the combined net asset value (“NAV”) of the number of Shares included in the Baskets being created or redeemed determined as of 4:00 p.m., E.T., on the day the order to create or redeem Baskets is properly received. Creations of Baskets may only be settled after the requisite amount of EUAs or cash is deposited in the Trust’s account at the European Union Registry (the “Union Registry”), or the Trust’s State Street Bank and Trust Company (the “Cash Custodian”) account, as applicable. For a creation or redemption in cash, the Sponsor shall arrange for the EUAs represented by the Baskets to be purchased from, or sold to, a third party selected by the Sponsor who (1) is not the Authorized Participant and (2) will not be acting as an agent, nor at the direction, of the Authorized Participant with respect to the delivery of EUAs to the Trust (such third party, a “Liquidity Provider”) selected by the Sponsor. In the case of a cash redemption, the cash proceeds from the sale of EUAs are distributed from the Trust’s account at the Cash Custodian to the Authorized Participant. The Liquidity Providers are selected at the Sponsor’s sole discretion and may include any broker-dealer authorized to trade on the European Energy Exchange (“EEX”) or ICE Endex Markets B.V. (“ICE Endex”). As of the date of this report, Vertis Environmental Finance Ltd. (“Vertis”) and Redshaw Advisors Ltd. (“Redshaw”) has each agreed to serve as a Liquidity Provider for the Trust. A list of all eligible trading participants, and thus all broker-dealers eligible to be Liquidity Providers, may be found at the following website: https://www.eex.com/en/eex-ag/partners/list-of-trading-participants and https://www.ice.com/endex/membership.

Authorized Participants are the only persons that may place orders to create and redeem Baskets. To become an Authorized Participant, a person must enter into an Authorized Participant Agreement with the Sponsor. The Authorized Participant Agreement provides the procedures for the creation and redemption of Baskets and for the delivery, or facilitation of the delivery, of the EUAs or cash required for such creations and redemptions. The Authorized Participant Agreement and the related procedures attached thereto may be amended by the Trust or the Sponsor, without the consent of any shareholder or Authorized Participant. Authorized Participants pay the Administrator a transaction fee of $100 for each order they place to create or redeem one or more Baskets. The transaction fee may be waived, reduced, increased or otherwise changed by the Sponsor, taking into account the volume of creation and redemption orders and the cost to the Administrator and Sponsor of processing the creation and redemption orders, among other factors. Authorized Participants who make deposits with the Trust in exchange for Baskets receive no fees, commissions or other form of compensation or inducement of any kind from either the Trust or the Sponsor, and no such person will have any obligation responsibility to the Sponsor or the Trust to effect any sale or resale of Shares.

Some Authorized Participants or Liquidity Providers or their affiliates may from time to time buy or sell EUAs and may profit in these instances. The Sponsor believes that the size and operation of the EUA market, as well as the current price of EUAs and the corresponding size of Baskets, make it unlikely that Authorized Participants’ or Liquidity Providers’ direct activities in the EUA market will significantly impact the price of EUAs or the Trust’s Shares. Authorized Participants must be (1) a DTC Participant; (2) registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and regulated by Financial Industry Regulatory Authority (“FINRA”), or some other self-regulatory organization or will be exempt from being or otherwise not required to be so regulated or registered; and (3) qualified to act as a broker or dealer in the states or other jurisdictions where the nature of its business so requires. Each Authorized Participant will have its own set of rules and procedures, internal controls and information barriers as it determines is appropriate in light of its own regulatory regime.

Under the Authorized Participant Agreement, the Sponsor, and the Trust under limited circumstances, have agreed to indemnify the Authorized Participants against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to the payments the Authorized Participants may be required to make in respect of those liabilities.

The following description of the procedures for the creation and redemption of Baskets is only a summary and an investor should refer to the relevant provisions of the Trust Agreement and the form of Authorized Participant Agreement for more detail.

The use of cash creations and redemptions has transaction costs of buying and selling EUAs. These costs include the bid-ask spread along with the operational costs from the labor and overhead involved in calculating, executing, monitoring, and accounting for transactions in the EUA markets and related cash movements. The Trust’s Authorized Participant Agreement provides that transaction costs and slippage related to Basket creation and redemption are the responsibility of the Authorized Participant.

Creation Procedures

On any business day, an Authorized Participant may place an order with the Transfer Agent, which must be approved by State Street Bank and Trust Company (the “Marketing Agent”), to create one or more Baskets. Currently, creation orders are accepted in exchange for cash or EUAs. For purposes of processing creation and redemption orders, a “business day” means any day other than a day when the Exchange, the New York Stock Exchange, EEX, ICE Endex or other exchange material to the valuation or operation of the Trust, or the calculation of EUAs or Daily EUA Futures, is closed for regular trading. Purchase orders must be placed by 11:00 a.m., E.T., or the close of regular trading on the Exchange, whichever is earlier. The day on which an order is received by the Transfer Agent and approved by the Marketing Agent, is considered the purchase order date. Creation orders received by the Transfer Agent on or after the order cut-off time on a business day shall be considered received at the opening of business on the next business day and shall have as their purchase order date such next business day.

By placing a purchase order, an Authorized Participant agrees to deposit EUAs with the Trust or cash with the Cash Custodian. Prior to the delivery of Baskets for a purchase order, the Authorized Participant must also have wired the nonrefundable transaction fee due for the creation order.

Determination of Required Deposits

The total deposit of EUAs or cash required to create each Basket is an amount of EUAs or cash that is in the same proportion to the total assets of the Trust (net of accrued expenses and other liabilities) on the date the order to purchase is properly received, as the number of Shares to be created under the purchase order is in proportion to the total number of Shares outstanding on the date the order is received. On the purchase order date, following receipt of the purchase order from the Authorized Participant, the Sponsor shall, in its sole discretion, select a Liquidity Provider and cause the Trust to execute a trade to purchase EUAs from that Liquidity Provider in the amount of the Basket Deposit (the calculation of which is explained below), with the purchased EUAs to be delivered by the Liquidity Provider on the purchase settlement date in exchange for a cash price to be delivered by the Trust on the purchase settlement date. The Liquidity Provider, not the Authorized Participant, shall be responsible for delivering EUAs to the Trust.

On each day that the Exchange is open for regular trading, the Administrator adjusts the quantity of EUAs constituting the Basket Deposit as appropriate to reflect accrued expenses. The computation is made by the Administrator as promptly as practicable after 4:00 p.m. E.T. The Administrator determines the Basket Deposit for a given day by dividing the amount of EUAs and cash, if any, held by the Trust as of the opening of business on that business day, adjusted for the amount of EUAs and cash, if any, constituting estimated accrued but unpaid fees and expenses of the Trust as of the opening of business on that business day, by the quotient of the number of Trust Shares outstanding at the opening of business divided by 50,000. This produces the “Basket Deposit,” which is a number of EUAs equal to the amount of EUAs and any cash attributable to each Basket as of the opening of business on trade date. The resulting EUA amount is then valued, in cash, at the settlement price for the Daily EUA Futures calculated on trade date. This produces the Basket Cash Deposit. The Basket Deposit, and the Basket Cash Deposit, so determined is communicated via electronic mail message to all Authorized Participants and made available on the Sponsor’s website for the Shares. The Exchange also publishes the Basket Deposit determined by the Administrator as indicated above.

By the end of day Eastern time (or such other time as the parties may agree) on the trade date for a purchase order, the Administrator will communicate to the Authorized Participant the full cash amount required to settle the transaction. This amount will be equal to the amount of cash equal to the Basket Cash Deposit plus any additional cash required to account for the price at which the Trust agrees to purchase the requisite amount of EUAs to the extent the price of EUAs is greater than the Daily EUA Future settlement price on each purchase order date. The Trust acknowledges that, if the actual cash purchase price of EUAs from the Liquidity Provider is below the Basket Cash Deposit, the Authorized Participant shall be entitled to retain the difference and the cash required to create a Basket shall be reduced accordingly.

Fractions of an EUA less than one EUA are disregarded for purposes of the computation of the Basket Deposit. Because the disregarded EUA amounts will always be less than a single EUA, the value of which will be spread over all of the Trust’s outstanding Shares, which will be at least 50,000 Shares, which is the size of a Basket, the Sponsor has determined that those amounts will always be de minimis.

It is highly unlikely that discounting an EUA would ever affect the Trust’s NAV per Share by more than a penny per Share, and, due to the large size of Baskets, it is impossible that discounting an EUA would ever reduce per Share NAV by a material amount (e.g., more than one half of one percent).

Delivery of Required Deposits

For cash creations, an Authorized Participant who places a purchase order is responsible for arranging for the delivery to the Trust’s account with the Cash Custodian of the required cash deposit by 2:00 p.m. E.T. on the first business day following the purchase order date. The Liquidity Provider delivers EUAs to the Trust’s Union Registry account in exchange for the cash purchase price. Upon settlement of the EUA purchase from the Liquidity Provider into the Trust’s Union Registry account, the Trust instructs the Transfer Agent to release the Shares to the Authorized Participant, and the Transfer Agent directs DTC to credit the number of Shares ordered to the applicable DTC account, by close of business on the purchase settlement date.

For in-kind creation orders, an Authorized Participant who places a purchase order is responsible for arranging for the delivery to the Trust’s Union Registry account with the required EUA deposit by 2:00 p.m. E.T. on the first business day following the purchase order date. Upon receipt of the EUA deposit amount in the Trust’s Union Registry account, the Union Registry will notify the Sponsor that the EUAs have been deposited.

Upon receipt of confirmation from the Union Registry that the EUA deposit amount has been received, the Administrator will direct DTC to credit the number of Shares created to the Authorized Participant’s DTC account.

EUAs held in the Trust’s Union Registry account are the property of the Trust and are not traded, leased, or loaned under any circumstances.

There may be circumstances where the Trust will receive EUA deposits from an Authorized Participant or Liquidity Provider only in whole lots of EUAs, consisting of 1,000 EUAs, in exchange for Baskets of Shares. This may occur if, for example, partial lots could only be acquired from a Liquidity Provider at disadvantageous prices, relative to whole lots, or if an Authorized Participant is unable to assume the risk of, or lacks the infrastructure for, trading in partial lots. However, a Basket Deposit will not likely consist of only whole lots of EUAs, but rather will consist of a fraction of a whole lot in addition to whole lots of EUAs. Therefore, to facilitate the creation of Baskets, an Authorized Participant or Liquidity Provider who must provide a fraction of a lot of EUAs may credit the Trust’s Union Registry account with a whole lot of EUAs and the Trust will immediately reimburse the Authorized Participant or Liquidity Provider an amount equal to the pro rata portion of the EUA lot that exceeds the value of the Basket Deposit. The Trust will reimburse the Authorized Participant or Liquidity Provider using cash on hand, in accordance with procedures adopted by the Sponsor. The Trust intends to maintain approximately 1% of its assets in cash to reimburse the Authorized Participant or Liquidity Provider for EUAs deposited in excess of the value of the Basket Deposit. In this way, any EUAs deposited with the Trust’s Union Registry account in excess of the Basket Deposit will never be included in the calculation of the Trust’s NAV at the end of each business day.

Suspension of Purchase Orders

The Sponsor may, in its discretion, suspend the right to purchase, or postpone the purchase settlement date: (1) for any period during which the Exchange, the New York Stock Exchange, EEX, ICE Endex or other exchange material to the valuation or operation of the Trust is closed, or when trading is suspended or restricted on such exchanges in EUAs or Daily EUA Futures, other than customary weekend or holiday closings, or trading of Shares on the Exchange is suspended or restricted, or (2) during an emergency as a result of which delivery, disposal or evaluation of EUAs is not reasonably practicable. The Sponsor will not be liable to any person or in any way for any loss or damages that may result from any such suspension or postponement. In the event that the Sponsor intends to suspend or postpone purchases, it will provide shareholders with notice in a prospectus supplement and/or through a current report on Form 8-K or in the Trust’s annual or quarterly reports.

Rejection of Purchase Orders

The Sponsor or its designee has the absolute right, but does not have any obligation, to reject any purchase order or Basket Deposit if the Sponsor determines that:

●	the purchase order or Basket Deposit is not in proper form;

●	it would not be in the best interest of the shareholders of the Trust;

●	the acceptance of the purchase order or the Basket Deposit would have adverse tax consequences to the Trust or its shareholders;

●	the acceptance or receipt of which would, in the opinion of counsel to the Sponsor, be unlawful; or

●	circumstances outside the control of the Trust, the Sponsor, the Marketing Agent or the Union Registry make it, for all practical purposes, not feasible to process Baskets.

None of the Sponsor, the Transfer Agent, the Marketing Agent, the Union Registry or the Cash Custodian will be liable for the rejection of any purchase order or Basket Deposit.

Redemption Procedures

The procedures by which an Authorized Participant can redeem one or more Baskets mirror the procedures for the creation of Baskets. Redemption orders may be processed either in cash or in-kind in EUAs. On any business day, an Authorized Participant may place an order with the Administrator to redeem one or more Baskets. Redemption orders must be placed by 11:00 p.m., New York Time, or the close of regular trading on the Exchange, whichever is earlier. A redemption order will be effective on the date it is received by the Transfer Agent (“Redemption Order Date”). Redemption orders received by the Transfer Agent on or after the order cut-off time on a business day shall be considered received at the opening of business on the next business day and shall have as their Redemption Order Date such next business day.

Determination of Redemption Distribution

The redemption distribution from the Trust consists of a transfer to the redeeming Authorized Participant or its agent an amount of EUAs or cash that is determined in the same manner as the determination of the deposit required to create Baskets, discussed above. Fractions of an EUA included in the redemption distribution smaller than one EUA are disregarded. The redemption distribution due from the Trust will be delivered once the Administrator notifies the Sponsor that the Authorized Participant has delivered the Shares represented by the Baskets to be redeemed to the Trust’s DTC account. If the Trust’s DTC account has not been credited with all of the Shares of the Baskets to be redeemed, the redemption distribution will be delayed until such time as the confirmation of delivery of all such Shares. Only whole Baskets will be redeemable.

Delivery of Redemption Distribution

The redemption distribution due from the Trust will be delivered to the Authorized Participant or its agent on the first business day following the Redemption Order Date if, by 2:00 p.m. E.T., on such business day, the Trust’s DTC account has been credited with the Baskets to be redeemed. If the Trust’s DTC account has not been credited with all of the Baskets to be redeemed by such time, the redemption distribution will be delivered to the extent of whole Baskets received. Any remainder of the redemption distribution is delivered on the next business day to the extent of remaining whole Baskets received if the Administrator receives the fee applicable to the extension of the redemption distribution date which the Administrator may, from time to time, determine and the remaining Baskets to be redeemed are credited to the Trust’s DTC account by 2:00 p.m. E.T. on such next business day. Any further outstanding amount of the redemption order may be cancelled.

For cash redemptions, on the redemption settlement date, the Liquidity Provider delivers cash to the Trust’s account with the Cash Custodian in exchange for the amount of EUAs constituting the Basket Deposit. Upon settlement of the EUA sale by the Trust to the Liquidity Provider and the receipt of the Liquidity Provider’s cash in the Trust’s Cash Custodian account, the Trust instructs the Transfer Agent to deliver the Authorized Participant’s Shares in the Baskets to be redeemed back to the Trust, in exchange for which the Trust instructs the Cash Custodian to transfer the Basket Cash Deposit to the Authorized Participant’s designated bank account and the redemption order is settled.

For in-kind redemptions, once the Administrator notifies the Sponsor that the Shares have been received in the Trust’s DTC account, the Sponsor instructs the Union Registry to transfer the redemption EUA amount from the Trust’s Union Registry account to the Union Registry account of the Authorized Participant or its agent.

The Sponsor is the only entity that may initiate a withdrawal of EUAs from the Trust’s Union Registry account, and the only accounts that may receive EUAs from the Trust’s Union Registry account are the Union Registry accounts of the Authorized Participants and Liquidity Providers, their agents or the Sponsor.

There may be circumstances where an Authorized Participant or Liquidity Provider will receive only whole lots of EUAs, consisting of 1,000 EUAs, in exchange for redeemed Baskets of Shares. This may occur if, for example, partial lots could only be sold to a Liquidity Provider at disadvantageous prices, relative to whole lots, or if an Authorized Participant or Liquidity Provider is unable to assume the risk of, or lacks the infrastructure for, trading in partial lots. However, a Basket Deposit will not likely consist of only whole lots of EUAs, but rather will consist of a fraction of a whole lot in addition to whole lots of EUAs. Therefore, the Trust may transfer to an Authorized Participant or Liquidity Provider whole lots of EUAs that exceed the value of the Basket Deposit, in accordance with procedures adopted by the Sponsor. In the case of cash redemptions, after selling whole lots to a Liquidity Provider, the Trust will deliver to the Authorized Participant an amount of cash equal to the value of the Basket Deposit and retain the cash generated by the sale of the partial lot in excess of the value of the redemption distribution. In the case of in-kind redemptions, the Authorized Participant will immediately reimburse the Trust for the overpayment of EUAs in excess of the value of the redemption distribution. In this way, the delivery of whole lots of EUAs that exceed the value of the Basket Deposit will not result in the dilution of a shareholder’s interest in the Trust.

Suspension or Rejection of Redemption Orders

The Sponsor may, in its discretion, suspend the right of redemption, or postpone the redemption settlement date, (1) for any period during which the Exchange, the New York Stock Exchange, EEX, ICE Endex or other exchange material to the valuation or operation of the Fund is closed, or when trading is suspended or restricted on such exchanges in EUAs or Daily EUA Futures, other than customary weekend or holiday closings, or trading of Shares on the Exchange is suspended or restricted, or (2) for any period during which an emergency exists as a result of which delivery, disposal or evaluation of EUAs is not reasonably practicable. For example, the Sponsor may determine that it is necessary to suspend redemptions to allow for the orderly liquidation of the Trust’s assets. If the Sponsor has difficulty liquidating the Trust’s positions, e.g., because of a market disruption event or an unanticipated delay in the liquidation of a position in an over the counter contract, it may be appropriate to suspend redemptions until such time as such circumstances are rectified.

Redemption orders must be made in whole Baskets. The Sponsor acting by itself or through the person authorized to take redemption orders in the manner provided in the Authorized Participant Agreement may, in its sole discretion, reject any redemption order (1) the Sponsor determines not to be in proper form, (2) if the fulfillment of the order, in the opinion of its counsel, might be unlawful, or (3) if circumstances outside the control of the Sponsor, the person authorized to take redemption orders in the manner provided in the Authorized Participant Agreement or the Union Registry make it, for all practical purposes, not feasible to process.

None of the Sponsor, the Administrator, or the Union Registry will be liable to any person or in any way for any loss or damages that may result from any such suspension or postponement. In the event that the Sponsor intends to suspend or postpone redemptions, it will provide shareholders with notice in a prospectus supplement and/or through a current report on Form 8-K or in the Trust’s annual or quarterly reports.

Creation and Redemption Transaction Fee

To compensate the Administrator for expenses incurred in connection with the creation and redemption of Baskets, an Authorized Participant is required to pay a transaction fee of $100 to the Administrator to create or redeem Baskets, which does not vary in accordance with the number of Baskets in such order. The transaction fee may be waived, reduced, increased or otherwise changed by the Sponsor, taking into account the volume of creation and redemption orders and the cost to the Administrator and Sponsor of processing the creation and redemption orders, among other factors. The Sponsor will notify DTC of any change in the transaction fee and will not implement any increase in the fee for the redemption of Baskets until thirty (30) days after the date of notice.

In addition, in connection with a cash creation or redemption of Baskets, an Authorized Participant is responsible for any operational processing and brokerage costs, or other transfers fees or taxes associated with the purchase or sale of EUAs from or to the Liquidity Provider. Such fees may be reduced, increased or otherwise changed by the Sponsor.

Tax Responsibility

Authorized Participants are responsible for any transfer tax, sales or use tax, stamp tax, recording tax, value added tax or similar tax or governmental charge applicable to the creation or redemption of Baskets, regardless of whether or not such tax or charge is imposed directly on the Authorized Participant, and agree to indemnify the Sponsor and the Trust if they are required by law to pay any such tax, together with any applicable penalties, additions to tax and interest thereon.

Secondary Market Transactions

The Trust issues Shares in Baskets to Authorized Participants from time to time in exchange for deposits of the amount of EUAs represented by the Baskets being created. A current list of Authorized Participants is available from the Administrator and the Sponsor.

As discussed above, Authorized Participants are the only persons that may place orders to create and redeem Baskets. Authorized Participants must be registered broker-dealers or other securities market participants, such as banks and other financial institutions that are not required to register as broker-dealers to engage in securities transactions. An Authorized Participant is under no obligation to create or redeem Baskets, and an Authorized Participant is under no obligation to offer to the public Shares of any Baskets it does create.

Authorized Participants that do offer to the public Shares from the Baskets they create will do so at per-Share offering prices that are expected to reflect, among other factors, the trading price of the Shares on the Exchange, the NAV of the Trust at the time the Authorized Participant purchased the Baskets, the NAV of the Shares at the time of the offer of the Shares to the public, the supply of and demand for Shares at the time of sale, and the liquidity of EUAs or other portfolio investments. Baskets are generally redeemed when the price per Share is at a discount to the per Share NAV. Shares initially comprising the same Basket but offered by Authorized Participants to the public at different times may have different offering prices. An order for one or more Baskets may be placed by an Authorized Participant on behalf of multiple clients. Authorized Participants who make deposits with the Trust in exchange for Baskets receive no fees, commissions or other forms of compensation or inducement of any kind from either the Trust or the Sponsor and no such person has any obligation or responsibility to the Sponsor or the Trust to effect any sale or resale of Shares. Shares trade in the secondary market on the Exchange.

Shares are expected to trade in the secondary market on the Exchange. Shares may trade in the secondary market at prices that are lower or higher relative to their NAV per Share. The amount of the discount or premium in the trading price relative to the NAV per Share may be influenced by various factors, including the number of investors who seek to purchase or sell Shares in the secondary market and the liquidity of EUAs.

Investors who decide to buy or sell Shares of the Trust will place their trade orders through their brokers and may incur customary brokerage commissions and charges.